                                                       Filed with the Securities
                                                         and Exchange Commission
                                                                on March 28 2002


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



In the Matter of                              INTERIM CERTIFICATE

Conectiv and Subsidiaries                             OF

File No. 70-9499                                 NOTIFICATION

(Public Utility Holding Company               PURSUANT TO RULE 24
Act of 1935)


This Certificate of Notification pursuant to Rule 24 (18 C.F.R. Section 250.24) is filed by Conectiv, a Delaware Corporation, in connection with transactions proposed in Post-Effective Amendments Nos. 1 to 5 to the Declaration on Form U-1 in the above File as previously amended by amendment No. 1 and authorized by orders (the "Orders") of the Securities and Exchange Commission dated September 27, 1999, January 28, 2000 and April 27, 2000.

         The following transactions have been completed during the period from October 1, 2001 to December 31, 2001:



         On December 17,2001, the Board of Directors of Conectiv declared a Common Stock dividend of $18,250,675 and a Common Stock Class A dividend of $1,435,579 for total dividend payments of $19,686,254. As of December 31, 2001, accumulated retained earnings after accounting for the common dividends declared amounted to $209.3 million. Therefore, no action was undertaken pursuant to the Orders.



The foregoing transactions as described above and in the Application/Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Orders issued by the Commission with respect thereto.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


                                            CONECTIV
                                            ATLANTIC CITY ELECTRIC COMPANY
                                            DELMARVA POWER & LIGHT COMPANY


March 28, 2002                              /s/ Philip S. Reese
                                            -------------------------------
                                            Philip S. Reese
                                            Vice President and Treasurer